

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2015

Via Email
Mr. Michael T. Fries
President and Chief Executive Officer
Liberty Global plc
38 Hans Crescent
London, England SW1X0LZ

> **Re: Liberty Global plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 13, 2015**
> **File No. 001-35961**

Dear Mr. Fries:

We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Discussion and Analysis of our Reportable Segments

Operating Cash Flow of our Reportable Segments, page II-35

Note (18) Segment Reporting, page II-176

1. Please revise to rename the title "operating cash flow." This title is confusingly similar to operating cash flow presented in accordance with GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at 202-551-3384 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding the above comment. Please contact Brandon Hill, Attorney-Advisor, at 202-551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director